Exhibit 99.1

NEWS RELEASE

Endeavour Silver Updates Reserve and Resource Estimates,
Provides Production and Cost Guidance for 2015;
Conference Call at 10:00am PST Today
______________________________________________________________________________

Vancouver, Canada – January 29, 2015 - Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) reports updated NI 43-101 silver and gold reserve and resource estimates for its three producing mines in Mexico: the Guanaceví Mine in Durango State and the Bolañitos and El Cubo Mines in Guanajuato State; as well as one exploration project, the San Sebastián Project in Jalisco State, as of October 31, 2014.

Endeavour replaced its proven and probable silver reserves in 2014, notwithstanding the shorter estimation period (10 months vs 12 months) and lower metal price assumptions ($18 per ounce (oz) silver vs $22 per oz) compared to 2013. Measured and indicated resources increased in 2014 due to the Company's brownfields exploration programs which upgraded inferred resources primarily at El Cubo and San Sebastián. Inferred resources remained constant for silver and lower for gold year-on-year.

Bradford Cooke, CEO, commented, "Our operations and exploration teams are to be commended for replacing silver reserves and growing our resources in 2014, especially given the lower metal prices and shorter estimation period. This year, we will continue to focus on reserve replacement and as well as mine permitting of the emerging new high-grade Terronera silver-gold vein discovery at San Sebastián.”

In past years Endeavour has used the accepted industry practice of three-year trailing averages of silver and gold prices for estimating reserves and resources. At the end of 2014, the trailing price averages were approximately $1,450 per oz gold and $24.72 per oz silver, which management views as too high for use in the estimation of reserves and resources. Instead, management decided to use US$1,260 per oz gold and US$18 per oz silver prices to more reasonably reflect the near-term outlook. The reserves and resources were stress-tested down to $15 per oz silver which resulted in only minor losses, confirming the robustness of our reserves and resources.

2014 Reserve/Resource Highlights (Compared to December 31, 2013)

•	Silver Proven and Probable Reserves increased 3% to 12.0 million ounces (oz)
•	Gold Proven and Probable Reserves decreased 19% to 113,300 oz
•	Silver Equivalent Proven and Probable Reserves totalled 19.9 million oz (70:1 silver:gold ratio)

•	Silver Measured and Indicated Resources increased 8% to 65.0 million oz
•	Gold Measured and Indicated Resources increased 20% to 665,700 oz
•	Silver Equivalent Measured and Indicated Resources totalled 111.6 million oz

•	Silver Inferred Resources decreased 1% to 50.7 million oz
•	Gold Inferred Resources decreased 23% to 336,900 oz
•	Silver Equivalent Inferred Resources totalled 74.2 million oz

•	Mineral resources are estimated exclusive of and in addition to mineral reserves
•	Proven Reserves are defined within 10 metres of underground development while Probable Reserves extend a further 15 metres from underground development
•	2014 silver equivalents based on 70:1 silver:gold ratio, base metals not included
•	All assumptions are listed at the bottom of the reserve and resource summary table

Work on Endeavour's other exploration projects in Mexico (the Guadalupe y Calvo and Parral projects in Chihuahua and the Arroyo Seco project in Michoacán) did not change the resources, and previous estimates remain unchanged. The Guadalupe y Calvo resources were estimated in 2012 and the Parral and Arroyo Seco resources were estimated at the end of 2010.

Mineral Reserve and Resource Estimates at October 31, 2014

Silver-Gold Proven and Probable Reserves
	Tonnes	Ag g/t	Au g/t	Ag Eq g/t	Ag oz	Au oz	Ag Eq oz
Proven
Guanaceví	311,000	322	0.59	364	3,221,600	5,900	3,635,900
Bolañitos	333,800	142	2.13	291	1,521,100	22,800	3,124,100
El Cubo	346,600	145	1.94	281	1,615,400	21,600	3,129,400
Total Proven	991,400	199	1.58	310	6,358,100	50,300	9,889,400
Probable
Guanaceví	268,700	274	0.65	320	2,370,700	5,600	2,763,300
Bolañitos	360,500	119	2.73	310	1,374,500	31,700	3,593,600
El Cubo	446,900	132	1.79	257	1,893,100	25,700	3,689,800
Total Probable	1,076,100	163	1.82	290	5,638,300	63,000	10,046,700
Total P+P	2,067,500	180	1.70	300	11,996,400	113,300	19,936,100

Silver-Gold Measured and Indicated Resources
	Tonnes	Ag g/t	Au g/t	Ag Eq g/t	Ag oz	Au oz	Ag Eq oz
Measured
Guanaceví	53,300	192	0.28	212	329,400	500	362,500
Bolañitos	66,300	127	1.59	239	271,500	3,300	508,500
El Cubo	737,700	171	2.74	363	4,063,700	65,000	8,616,400
Total Measured	857,300	169	2.50	344	4,664,600	68,800	9,487,400
Indicated
Guanaceví	1,149,300	317	0.85	377	11,719,700	31,400	13,913,400
Bolañitos	1,045,300	112	1.97	250	3,765,700	66,300	8,409,500
El Cubo	1,747,700	172	2.42	341	9,658,200	135,900	19,166,600
San Sebastián	3,091,400	221	1.70	340	21,931,100	169,200	33,778,600
Guadalupe y Calvo	1,861,000	119	2.38	286	7,147,300	142,500	17,123,800
Total Indicated	8,894,700	190	1.91	323	54,222,000	545,300	92,391,900
Total M+I	9,752,000	188	1.96	325	58,886,600	614,100	101,879,300

Silver-Gold Inferred Resources
	Tonnes	Ag g/t	Au g/t	Ag Eq g/t	Ag oz	Au oz	Ag Eq oz
Inferred
Guanaceví	1,792,900	281	0.61	324	16,226,200	35,000	18,670,000
Bolañitos	1,936,700	138	1.45	239	8,576,100	90,400	14,903,600
El Cubo	1,782,900	134	1.83	262	7,680,200	104,900	15,017,000
San Sebastián	1,176,700	189	1.44	290	7,165,200	54,300	10,967,800
Guadalupe y Calvo	154,000	94	2.14	244	464,600	10,600	1,206,500
Total Inferred	6,843,200	182	1.34	276	40,112,300	295,200	60,764,900

Silver-Gold-Lead-Zinc Resources
	Tonnes	Ag g/t	Au g/t	Ag Eq g/t	Ag oz	Au oz	Ag Eq oz	Pb %	Zn%
Indicated
Parral	1,631,000	49	0.90	112	2,589,900	47,200	5,893,500	2.87	2.86
Noche Buena	655,000	166	0.21	181	3,495,700	4,400	3,805,300	0.61	1.02
Total Indicated	2,286,000	83	0.70	132	6,085,600	51,600	9,698,800	2.22	2.33
Inferred
Parral	1,303,000	63	0.88	125	2,658,900	36,900	5,239,500	2.55	2.28
Arroyo Seco	738,000	220	0.07	225	5,220,000	1,700	5,336,300	0.65	0.18
Noche Buena	337,000	149	0.18	162	1,614,400	2,000	1,750,900	0.63	1.04
Buena Fe (Ag-Pb-Zn)	309,000	108	0.11	116	1,072,900	1,100	1,149,400	1.64	3.16
Total Inferred	2,687,000	122	0.48	156	10,566,200	41,700	13,476,100	1.68	1.65

1.	Reserve cut-off grades are 230 g/t silver equivalent at Guanaceví; 184 g/t silver equivalent at Bolañitos; and 218 g/t silver equivalent at El Cubo
2.
Measured and Indicated resource cut-off grades are 188 g/t silver equivalent at Guanaceví; 157 g/t silver equivalent at Bolañitos; 179 g/t silver equivalent at El Cubo; and 150 g/t silver equivalent at San Sebastián

3.	Inferred resource cut-off grades are 100 g/t silver equivalent at Guanaceví, Bolañitos and El Cubo, and 150 g/t silver equivalent at San Sebastián
4.	Recoveries are 82.7% silver and 85.7% gold at Guanaceví; 86.7% silver and 89.6% gold at Bolañitos; and 86.0% silver and 88.3% gold at El Cubo
5.	Minimum mining widths are 1.4 metres at Guanaceví, 0.8 metres at Bolañitos, and 0.8 metres at El Cubo
6.	Dilution factor is 20% at Guanaceví; 18%-25% at Bolañitos; and 30%-50% at El Cubo, depending on width
7.	Silver equivalents are based on a 70:1 silver:gold ratio
8.	Price assumptions are $18 per ounce for silver and $1,260 per ounce for gold

Godfrey Walton, M.Sc., P.Geo., President and COO of Endeavour, is the Qualified Person who reviewed and approved the technical information contained in this news release. The Qualified Person for the Mineral Resource and Reserve Estimates was Mike Munroe, BSc, MSc, SME Registered Member 4151306RM. Reports for Guanaceví, Bolañitos, and El Cubo will be completed and filed on SEDAR within 45 days of this news release. A pre-feasibility study now under way for San Sebastián is expected to be released and filed on SEDAR in Q3, 2015, and will also include changes to the resources.

These reserve and resource statements were classified following the definitions and guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum CIM standards and definitions of Mineral Resources and Reserves and the guidelines contained in National Instrument 43-101.

2015 Production Guidance

As a result of the anticipated decrease in production at the Bolañitos mine in 2015 and the sharp increase in production and reduced unit operating costs at the El Cubo mine in the Q4, 2014, management is currently developing alternative production scenarios for the El Cubo mine, including a possible significant mine expansion to fill available Bolañitos plant capacity in 2015. The Company is seeking the cooperation of the miners’ union to accomplish the alternative mine plans in order to ensure the short and long term viability of the El Cubo mining operation. The union recently helped to identify and develop higher grade historic mineralization that facilitated the improved the grades and tonnages in Q4, 2014.

Since the alternative mine plans will not be completed until early March 2015, the Bolañitos and El Cubo mines will continue to produce at close to their respective plant capacities until that time. Based on our review of the alternative mine plans, the following 2015 production guidance may be subject to revision.

Silver production for 2015 is expected to be in the range of 5.8-6.4 million oz, gold production is anticipated to be in the 47,000-52,000 oz range, and silver equivalent production is forecast to be 9.0-10.1 million oz using a 70:1 silver:gold ratio, as shown in the table below.

Mine	Ag (M oz)	Au (K oz)	Ag Eq. (M oz)	Tonnes/Day (tpd)

Guanaceví	3.1-3.3	6.0-7.0	3.5-3.8	1,200-1,300
Bolañitos	1.2-1.4	22.0-24.0	2.7-3.1	1,100-1,200
El Cubo	1.5-1.7	19.0-21.0	2.8-3.2	1,350-1,450

Total	5.8-6.4	47.0-52.0	9.0-10.1	3,650-3,950

Mr. Cooke added, “We will run the three mines at close to capacity in Q1, 2015 until we complete the alternative mine plans for El Cubo in March. The primary consideration of the alternative mine plans is to reduce unit operating costs at El Cubo. Considering the current low precious metal prices and anticipated lower output from Bolañitos, we plan to produce at a lower rate in 2015 but capital and exploration budgets are significantly reduced this year which should help to boost free cash-flow.”

At El Cubo, production will continue primarily from the new V-Asunción, Dolores, Villalpando, San Nicolas and Santa Cecilia veins. At Guanaceví, production will continue primarily from the Porvenir Cuatro, Porvenir Norte, and Santa Cruz deposits. Underground development of the new Santa Cruz Sur and Milache discoveries are awaiting permitting for development in 2015 and production to start in 2016. At Bolañitos, production will continue primarily from the Daniela, Karina, Lana and Bolañitos veins and the new LL-Asunción deposit.

Operating Costs

Consolidated cash costs of production, net of gold by-product credits, are expected to be in the range of $10-11 per oz of silver in 2015. The increase is largely due to the rising contribution of the higher cost El Cubo mine and reduced gold production at the Bolanitos mine. Consolidated cash costs for silver and gold on a co-product basis are anticipated to be around $13-$14 and $900-$950 per oz respectively.

All-in sustaining costs (AISC), net of gold by-product credits, in accordance with the World Gold Council standard, are estimated to be $18-19 per oz of silver in 2015. When non-cash items such as stock based compensation are excluded, AISC, net of gold by-product credits, is forecast in the $17.50-$18.50 range.

On a co-product basis, AISC are predicted to be $18.50-19.50 per oz silver and $1,200-1,250 per oz gold. Direct operating costs are estimated to be in the $90-94 per tonne range.

Capital Budget

Endeavour plans to invest $32.7 million on capital projects in 2015, including $18.3 million on mine development, $11.0 million on plant and equipment, and $3.1 million on tailings upgrades. The mine development capital is for accessing reserves for mining and replacing reserves by converting measured and indicated resources. Endeavour does not estimate reserves based on drill holes, only on underground workings.

The Company has budgeted US$15.0 million at El Cubo, $4.9 million at Bolañitos, $12.5 million at Guanaceví and $0.3 million for corporate items, all of which will be covered by the Company’s anticipated 2015 cash flow.

Exploration Expenditures

In 2015, Endeavour plans to spend $6.9 million on exploration, including $0.9 million required for property payments. A total of 26,000 metres of drilling in approximately 150 holes are budgeted to test multiple exploration targets in addition to the underground mine exploration drilling.

The Company will focus on brownfields exploration around the three operating mines in order to replenish resources as well as infill and condemnation drilling needed for engineering the emerging new high grade silver-gold discovery in the Terronera vein on the San Sebastián property in Jalisco State.

Conference Call

A conference call to discuss the results will be held on Thursday January 29 at 10am PDT (1pm EDT). To participate in the conference call, please dial the following:

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: 1-604-638-5340

No pass-code is necessary to participate in the conference call.

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or 1-604-638-9010 outside of Canada and the US. The required pass-code is 4890#. The audio replay and a written transcript will also be made available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour Silver is a mid-tier silver mining company focused on growing production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted ten consecutive years of accretive growth of its silver mining operations. Endeavour's three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2015 and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.